Brian McAllister

John Archfield

David Orlic

Office of Mergers and Acquisitions

Ruairi Regan

Brigitte Lippmann

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-3561

June 19, 2015

Re:	Evans Brewing Company Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 6, 2015
File No. 333-201771
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 9, 2015
File No. 000-54995

Dear Ms. Lippmann, and Messrs McAllister, Archfield, Orlic, and Regan:

This correspondence is in response to your letter dated May 14, 2015, in reference to the filing by Evans Brewing Company Inc. (the “Company”) of Amendment No. 2 to the Company’s registration statement on Form S-4, File No. 333-201771 (the “Registration Statement”) filed May 6, 2015, on behalf of the Company, as well as the Company’s Form 10-K for the year ended December 31, 2014 (the “10-K”).

The Company has filed today an amendment to the Registration Statement (“Amendment No. 3”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 3, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 3. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

For purposes of clarity in this letter, the phrase “the Company” will refer to Evans Brewing Company, Inc., a Delaware corporation, to distinguish it from Evans Brewing Company, a California corporation, which will be referred to as “Evans California.”

Table of Contents, page 1

1.	Please revise the table of contents to include the financial statements and related management's discussion and analysis for both Evans Brewing Company, Inc. and Bayhawk Ales, Inc. Please also revise to include the pro forma information in the table of contents.

Response to Comment No. 1

The Company has updated the table of contents to include the sections referenced in Comment No. 1, as well as other sections that were omitted.

The Asset Purchase Transaction, page 7

2.	We reissue prior comment 9. Please reconcile your disclosure in this section regarding the assets that are being acquired with section 2.01 of the Asset Purchase and Share Exchange Agreement including the scope of the assets described in Exhibit A thereto. We note, for example, there appears to be no reference to Evans Brewing California in the agreement or the list of Transferred Assets.

Response to Comment No. 2

The Company has clarified that the assets to be acquired by the Company include those assets of Bayhawk relating to the Evans Brands, and has included the following definition in several sections of Amendment No. 3:

(The “Evans Brands” include the former assets of Pig’s Eye Brewing Company, including its original beers, lagers and ales (“Pig’s Eye Brands”), as well as Evans Lager Original, Evans Lager Black, Evans Lager Light, Bad Kat Ice, and Dead Presidents.)

The Company notes that the information relating to the Evans Brands (including the list of specific brands and the Pig’s Eye Brands) is included in the recitals of the Asset Purchase Agreement. The Company has also updated Exhibit A to the Asset Purchase Agreement to include a specific reference to the shares of common stock of Evans Brewing California to avoid confusion.

3.	Please tell us how you intend to inform Bayhawk shareholders of the opening of the Exchange Period and the date certain upon which it will expire.

Response to Comment No. 3

Following the closing of the Consent Period relating to the vote on the Asset Purchase Transaction, the Company plans to use various methods to communicate with the Bayhawk stockholders, including mailing of the results of the voting, issuing press releases, providing notice by publication, and disclosing the results of the outcome of the voting in the Company’s public filings. The Company has disclosed these intended means of communications in Amendment No. 3.

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Summary

Voting by EBC and Bayhawk Directors and Executive Officers, page 11

4.	Please tell us if the number of shares in the first sentence should be 3,424,648 and, if so, please revise in your next amendment. In this regard, it appear that approximately 77% of issued and outstanding Bayhawk common shares is the sum of the 2,841,684 shares owned by The Michael J. Rapport Trust and the 582,964 shares owned by other officers and directors.

Response to Comment No. 4

The Company has corrected the number of shares held by the directors and executive officers of Bayhawk and their affiliates.

Risk Factors, page 14

As of the date of this proxy statement ..., page 15

5.	Refer to prior comment 13. Please further revise this risk factor to state clearly whether Bayhawk was required to file reports with the SEC since 1999 and failed to file such reports, why Bayhawk failed to file such reports if required and whether there is a material risk given the common management of Bayhawk and the EBC that EBC will file required reports in the future. Also, revise the statement in the risk factor heading that Bayhawk operated as a private company, given its reporting obligations.

Response to Comment No. 5

The Company has revised the risk factor and the heading to clarify that Bayhawk was previously a public reporting company that ceased making its filings in 1999 under prior management. The Company also notes that current Bayhawk management was not involved in the determination to cease making the required filings. As such, in the view of the Company’s management, the risk is not that the Company will cease making its required filings because the prior management of Bayhawk did so, but rather that the current management of the Company and Bayhawk have limited experience in managing and operating a public reporting company. Management believes that the risk factor as revised discloses the risk relating to the inexperience of management with public company reporting requirements.

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As we review our internal controls and procedures, we may determine ...., page 15

6.	You disclose that EBC's annual report for 2014 will be the first time EBC's management has been required to provide a report on its internal control procedures. You also disclose that as of the date of this Proxy Statement/Registration Statement, you have never conducted a review of your internal control over financial reporting ("ICFR"). Please reconcile your statement that you have never conducted a review of your ICFR to the disclosures on page 20 of the Evans Brewing Company Form 10-K for the year ended December 31, 2014.

Response to Comment No. 6

The Company has revised the risk factor to clarify that the Company conducted the required review of its controls and procedures, including its internal control over financial reporting, for the first time in connection with the 2014 Annual Report. The Company has also revised the risk factor to note that as the Company grows, management may determine that the disclosure controls and procedures and the internal control over financial reporting are no longer effective, as well as the risks associated with such ineffective controls and procedures.

Principal Holders of Voting Securities, page 28

7.	Based on the per share information presented in this table it appears that the total for the percentage of class prior to share exchange is 76.98% rather than 79.04%. Please revise or tell us how you arrived at 79.04%.

Response to Comment No. 7

The Company has revised the disclosure to indicate that ownership of the officers and directors as a group is 76.98% of the total outstanding shares of Bayhawk prior to the Share Exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 38

8.	We reissue prior comment 27. Please discuss your liquidity requirements on both a short-term (12 months) and long-term basis based on your cash position as set forth in your December 31, 2014 pro-forma balance sheet. Refer to Instruction 5 of item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Response to Comment No. 8

The Company has included a table based on Instruction 5 of item 303(a) of Regulation S-K, indicating the long- or short-term basis of the Company’s obligations.

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Directors and Executive Officers, page 41

9.	Please discuss Mr. Wiedrich's business experience during the past five years and indicate the dates he served in each of the positions disclosed. Refer to Item 401(e) of Regulation S-K for guidance.

Response to Comment No. 9

The biography for Mr. Wiedrich has been updated to include his past five years of experience with dates of service.

Related Party Transactions, page 45

10.	Please tell us how you determined the Trust will own 3,242,684 common shares following the share exchange instead of 3,241,684 common shares. In this regard, you disclose that prior to the share exchange the Trust owns 2,841,684 Bayhawk shares that will be exchanged and 400,000 EBC shares.

Response to Comment No. 10

As shown in the table showing the security ownership of certain beneficial owners and management on page 79, the Trust owns 401,000 shares of EBC common stock. It originally purchased 10,000,000 shares from the founder of EBC (then ALPINE 3 Inc.), and agreed to the cancellation of 9,600,000 shares. Then, Mr. Rapport received 1,000 shares of EBC’s common stock for his service as a director, as noted in the Summary Compensation table in the Executive Compensation section, which are held by the Trust. As such, the Trust owns 401,000 shares of EBC common stock, and 2,841,684 shares of Bayhawk common stock. The Company has clarified the Related Party Transaction section to reference the 1,000 additional shares.

Unaudited Pro-Forma Consolidated Financial Statements, page PF-1

11.	Please revise to remove the use of consolidated financial statements and refer to the information within this section as unaudited pro-forma condensed combined financial information. This includes revisions to the pro forma section heading and introductory paragraphs, the headings for each of the pro-forma financial statements and the heading to the pro forma footnotes on page PF-5.

Response to Comment No.11

The titles on the financial statements, introductory paragraphs, and footnotes have been changed to unaudited pro-forma condensed combined financial information to reflect the true nature of the reports.

12.	In the first paragraph following the pro forma section heading please remove all references to the interim balance sheet at September 30, 2014 and statement of operations for the nine month period then ended since they are no longer included in your filing.

Response to Comment No. 12

All references to the interim reports as of September 30, 2014, have been deleted.

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Pro Forma Consolidated Balance Sheets, page PF-2

13.	Please revise the Bayhawk Ales, Inc. information so that it agrees with the historical audited balance sheet presented on page BH-2. Presently, different amounts are presented for accounts receivable, net.

Response to Comment No. 13

The financial information in the Pro-Forma balance sheet has been changed to match the information presented in the Bayhawk Ales, Inc., balance sheet on BH-2.

Pro Forma Combined of Operations for the Year Ended December 31, 2014, page PF-4

14.	Please revise the EBC statement of operations so that it describes the period from inception, June 18, 2013, to the year ended December 31, 2013 as presented on page F-5.

Response to Comment No. 14

The statements of operations have been revised to reflect the period from inception June 18, 2013, to the year ended December 31, 2013.

15.	Please refer to comment 22 in our letter dated February 26, 2015. Please revise the 2014 and 2013 earnings per share presentations so they separately present the historical basic and diluted per share amounts for both EBC and Bayhawk. Also revise to include a footnote to your pro forma information that describes the effect that the October 9, 2014 cancellation of 9.6 million founder shares will have on the weighted average number of common shares outstanding beginning in fiscal 2015. In this regard, it appears that there will be a significant reduction in the weighted average number of shares outstanding beginning in fiscal 2015 that is not currently reflected in the pro forma information.

Response to Comment No. 15

The earnings per share reported on the Pro Forma Consolidated Financial Statements now reflect the historical basic and diluted weighted average number of common shares outstanding for each of EBC and Bayhawk. A footnote has also been added to show the effect of the cancellation of the 9,600,000 shares of common stoc k that took place in September 2014, on the beginning basic and diluted weighted average number of common shares outstanding.

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Notes to Pro Forma Consolidated Financial Statements, page PF-5

16.	On pages 10 and 63 you continue to disclose the transaction will be treated as an acquisition of EBC and as a recapitalization of Bayhawk. Please revise these 2 disclosures to be consistent with the common control accounting treatment disclosed under this heading.

Response to Comment No. 16

The common control accounting treatment statement has been added to the description of the transaction for the combination of EBC and Bayhawk.

Information about Bayhawk Ales, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations Gross Margins, page 50

17.	You disclose that the "costs of sales as a percent of sales are similar: however, the costs for 2014 were significantly better (by 10%) prior to the September 2014 fire..." Please revise to quantify and discuss the impact that the fire had on both cost of goods sales and gross margin in fiscal 2014. To the extent that Bayhawk continues to be effected by the California Brewery fire, please also revise to clearly discuss the expected impact on the Company's 2015 results of operations and liquidity and the anticipated timing to resolve this matter.

Response to Comment No. 17

The fire caused the Bayhawk brewery located in Irvine, California, to be shut down for 67 days. Bayhawk submitted the sales, cost of sales, and operating expense data for Bayhawk for the previous year, prior to the fire, to the insurance company. Using this data, the insurance company offered a payment, including a policy deduction and co-insurance deduction, of $284,056. This amount also included inventory loss of $62,960. Bayhawk management accepted this offer and received a check for $50,000 in the quarter ended March 31, 2015. Subsequent to the quarter ended March 31, 2015, Bayhawk received a check in the amount of $239,127 which was payment for the balance of the $284,056 plus $5,071 for initial property damage claims that were previously submitted. Bayhawk also submitted a claim in the amount of $102,512 for property damage and repair, of which the $5,071 was a part, leaving a balance of $97,441 that has not yet been settled. This amount is expected to be paid in full in the quarter ended June 30, 2015. All damages have been repaired and the Company was back in operation in December of 2014 and in full operation in the fiscal year 2015.

The impact of the fire has been discussed and adjustments made regarding its effect in the Sales, Cost of Goods Sold, Gross Margins, Operating expenses, Loss from Operations and Liquidity sections of the Management’s Discussions and Analysis for Bayhawk operations.

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Other Income, page 51

18.	We note you describe the insurance claim as an "extraordinary item" under this heading. Please revise to remove your reference to the insurance claim as an extraordinary item or tell us why you believe this qualifies as an extraordinary item under U.S. GAAP.

Response to Comment No. 18

The “extraordinary item” has been eliminated and Other Income used in its place.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 55

19.	Please expand and revise this discussion to disclose whether the appointment of Anton & Chia was approved or recommended by any audit or similar committee of the board of directors. See Item 304 of Regulation S-K.

Response to Comment No. 19

The Company has clarified that the appointment of Anton & Chia was approved by the Board of Directors of Bayhawk.

20.	Please tell us how the period "through December 27, 2012" is applicable to this disclosure or revise as necessary.

Response to Comment No. 20

The period “through December 27, 2012, does not belong and has been eliminated.

Bayhawk Ales, Inc.

Financial Statements for the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm, page BH-1

21.	Please revise and provide an audit report that includes the name and signature of the registered public accounting firm.

Response to Comment No. 21

Bayhawk has included an audit report that includes the name and signature of the registered public accounting firm, Anton & Chia.

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Notes to Financial Statements

8. Income Taxes, page BH-11

22.	In determining your provision (credit) for income tax we note that you applied a 25% U.S. statutory tax rate to your income (loss) before provision for income tax in 2013 and 2014. Please tell us your basis for applying a 25% U.S. statutory tax rate in both years.

Response to Comment No. 22

The Company used a rate of 25% for the provision for current income taxes and deferred income taxes as a conservative estimate due to its significant federal net operating loss carryforwards (NOLs). This is a conservative estimate of the federal income tax bracket it is likely to be in due to the significant NOLs. Using a 25% rate rather than a higher rate is a more conservative basis for calculating the Company’s deferred tax assets.

Background to the Asset Purchase Transaction and the Share Exchange, page 61

23.	We reissue prior comment 37. Your disclosure should address the timing of the arrangements, understandings and negotiations regarding Bayhawk accessing the capital markets. Please provide an expanded description that clearly addresses the timing of the Board of Bayhawk’s decisions to undertake the transactions and the actions taken in that regard in addition to their consideration of alternative transactions. In that context, we note the general disclosure on page 61 regarding the consideration of various alternatives relating to accessing the capital markets and the reference on the cover page of the prospectus to the plan the Board of Bayhawk proposed in late 2013.

Response to Comment No. 23

The Company has augmented its disclosures in the “Background of the Asset Purchase Transaction and Share Exchange” relating to Bayhawk, its change in management in late 2013, the various alternatives considered by the new Bayhawk board to obtain financing to move the Southern California Brewery location, and the chronology of the discussions between Bayhawk management and the management of Evans Brewing California (which subsequently became the management of the Company/EBC) relating to the acquisition of the assets of Evans Brewing California by Bayhawk, and then the subsequent proposed sale of all of the assets of Bayhawk to the Company/EBC, and the offering of the Share Exchange in an effort to gain access to the capital markets and to give liquidity to the stockholders of Bayhawk through the shares of the Company.

Signatures

24.	Please identify your controller or principal accounting officer as requested in prior comment 41.

Response to Comment No. 24

The Company has clarified that Mr. Wiedrich signs as the Principal Financial Officer and the Principal Accounting Officer.

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Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

3. Management's Report on Internal Control Over Financial Reporting, page 20

25.	We note the disclosure under this heading that your management determined that your "disclosure controls and procedures are effective ..." Please revise to provide a report on your assessment of ICFR, including a statement as to whether or not your ICFR is effective. Also confirm to us that your assessment was as of the end of your most recent fiscal year and, if so, also disclose this information in your amended filing.

Response to Comment No. 25

The Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2014, to include disclosure of the results of management’s assessment of the Company’s internal controls over financial reporting, and to state that they were effective as of December 31, 2014.

Financial Statements, page F-1

26.	Please revise to include the audit report for the balance sheet as of December 31, 2013 and the related statement of operations, changes in stockholders' equity and cash flows for the period from inception, June 18, 2013, to December 31, 2013.

Response to Comment No. 26

The Company has included the audit report for the financial statements for the year ended December 31, 2013, in Amendment No. 1 to the Company’s Annual Report on Form 10-K.

Undertakings

27.	We note your response to prior comment 40. Please provide the entire undertaking required by Item 512(a) of Regulation S-K.

Response to Comment No. 27

The Company has revised the undertakings in Amendment No. 3 to include the entire undertaking required by Item 512(a).

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Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

EVANS BREWING COMPANY, INC.

By:	/s/ Michael J. Rapport
Michael J. Rapport, Chief Executive Officer, President

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